EXHIBIT 21
DEVON ENERGY CORPORATION
Significant Subsidiaries
1.	Devon Energy Corporation (Oklahoma), an Oklahoma corporation;

2.	Devon Energy Production Company, L.P., an Oklahoma limited partnership;

3.	Devon Canada Corporation, a Nova Scotia corporation;

4.	Devon Canada, a general partnership registered in Alberta;

5.	Devon ARL Corporation, a Nova Scotia corporation;

6.	Devon Operating Company Ltd., an Alberta corporation;

7.	Devon OEI Operating, Inc., a Delaware corporation;

8.	Devon AXL, a general partnership registered in Alberta;

9.	Northstar Energy Corporation, a Nova Scotia corporation;

10.	Devon Energy International, Ltd., a Delaware corporation; and

11.	Ocean Equatorial Guinea Corporation, a Delaware corporation.